UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
000-52309

FORM 12b-5

CUSIP NUMBER
373180108

NOTIFICATION OF LATE FILING

(Check One):  Form 10-K  Form 20-F  Form 11-K ☒ Form 10-Q   Form 10-D  Form N-SAR

  Form N-CSR

For Period Ended:   November 30, 2006

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:     n/a

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   ________________________________________________________

PART I – REGISTRANT INFORMATION
Georgia Exploration, Inc. Full Name of Registrant
n/a Former Name if Applicable
4801 Woodway Drive, Suite 306W Address of Principal Executive Office (Street and Number) Houston, Texas 77056 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Georgia Exploration, Inc. (the “Registrant”) has been working diligently to prepare the Registrant’s consolidated quarterly report on Form 10-QSB for the quarterly period ended November 30, 2006, the work necessary to complete the quarterly report cannot be finished in sufficient time to permit the filing on the scheduled due date of January 16, 2007 without unreasonable effort or expense due to: (i) the Registrant’s recently completed merger transaction between the Registrant, Wharton Resources Corp., GEX Acquisition Corp., a subsidiary of the Registrant, and the stockholders of Wharton Resources Corp., (ii) the Registrant’s recent change of its fiscal year ending period from March 31 to August 31, and (iii) the resulting change of its third  quarter reporting period from December 31 to its first quarter reporting period of November 30.  In light of these developments, the Registrant has had to expend additional time and commit additional resources to gather the information and data to account for the consolidated operations and change in fiscal year and quarterly reporting periods, and its accountant has yet to complete their review of the consolidated quarterly financial statements.  The registrant currently anticipates filing the quarterly report on or before January 22, 2007 (the fifth calendar day following the prescribed due date).

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Don. Sytsma (Name)	(713) (Area Code)	436-6893 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [X] Yes   [  ] No

______________________________________________________________________________

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [  ] Yes   [X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________________________________________________________________________

Georgia Exploration, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 17, 2007

By:    /s/ Don Sytsma

Chief Financial Officer, Treasurer and Secretary